Exhibit 99.2
EUPRAXIA PHARMACEUTICALS INC.
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025 and 2024
(Expressed in U.S. Dollars)

EUPRAXIA PHARMACEUTICALS INC
.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025 and 2024
(Expressed in U.S. Dollars)

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Eupraxia Pharmaceuticals Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Eupraxia Pharmaceuticals Inc. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ KPMG LLP
Chartered Professional Accountants
We have served as the Company’s auditor since 2023.
Vancouver, Canada
March 12, 2026

EUPRAXIA PHARMACEUTICALS INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. Dollars, except share amounts)

	December 31, 2025	December 31, 2024
ASSETS
Current assets
Cash	$80,563,482	$33,101,294
Prepaid expenses and deposits	3,860,842	1,106,512
Amounts receivable (Note 4)	674,226	228,872

Total current assets	85,098,550	34,436,678

Non-current assets
Prepaid expenses	64,332	80,761
Property and equipment, net (Note 5)	834,429	357,893
Right-of-use asset, net (Note 6)	152,697	67,023

Total assets	$86,150,008	$34,942,355

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable and accrued liabilities (Note 7)	$5,549,553	$3,031,527
Lease liability – current portion (Note 9)	78,452	71,859

Total current liabilities	5,628,005	3,103,386

Non-current liabilities
Lease liability (Note 9)	75,910	—

Total liabilities	5,703,915	3,103,386

Shareholders’ equity
Preferred shares, without par value; unlimite d shares authorized; issued and outstanding: 8,355,638 (December 31, 2024: 8,905,638 (Notes 12(c))	29,738,321	31,705,219
Common shares, without par value ; unlimite d shares authorized; issued and outstanding: 51,939,206 (December 31, 202 4 - 35,641,603 (Note 12(b))	195,406,895	116,360,066
Additional paid-in capital (Notes 12(b), 12(d) and 12(e))	28,520,331	20,503,904
Deficit	(169,579,974)	(131,003,831)
Accumulated other comprehensive loss	(2,044,137)	(4,160,555)

Equity attributable to the owners of the Company	82,041,436	33,404,803
Non-controlling interest	(1,595,343)	(1,565,834)

Total shareholders’ equity	80,446,093	31,838,969

Total liabilities and shareholders’ equity	$86,150,008	$34,942,355

Nature of business and going concern (Note 1)
Commitments and Contingencies (Note 16)
Subsequent events (Note 21)
The accompanying notes are an integral part of these consolidated financial statements.

EUPRAXIA PHARMACEUTICALS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Expressed in U.S. Dollars, except share amounts)

	Year ended December 31, 2025	Year ended December 31, 2024
Expenses
General and administrative (Note 13)	$17,102,383	$10,924,135
Research and development (Note 14)	21,331,656	16,079,276

Total expenses	38,434,039	27,003,411
Other income/(expenses)
Interest income	1,412,516	1,159,943
Interest expense (Note 19)	—	(603,573)
Gain (loss) on sale of equipment (Note 5)	(2,562)	18,611
Foreign exchange gain (loss)	(1,562,476)	(159,214)
Convertible debt costs (Note 11(b))	—	(355,582)
Change in fair value of financial instruments (Note 11(a))	—	1,200,541

Total other income/(loss)	(152,522)	1,260,726
Loss before tax expense	(38,586,561)	(25,742,685)

Tax expense (Note 15)	(19,091)	(1,804)
Net loss for the year	$(38,605,652)	$(25,744,489)

Loss attributable to:
Owners of the Company	$(38,576,143)	$(25,502,536)
Non-controlling interest	(29,509)	(241,953)

	(38,605,652)	(25,744,489)
Foreign currency translation adjustment	2,116,418	(1,454,003)

Comprehensive loss for the year	$(36,489,234)	$(27,198,492)

Loss per share – basic and diluted (Owners of the Company (Note 12(g))	$(1.03)	$(0.76)

Weighted average shares outstanding – basic and diluted	39,956,133	33,930,575

The accompanying notes are an integral part of these consolidated financial statements.

EUPRAXIA PHARMACEUTICALS INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Expressed in U.S. Dollars, except share amounts)

	Preferred shares	Amount	Common shares	Amount	Additional paid-in capital	Deficit	Accumulated other comprehensive loss	Non- controlling interest	Total- Shareholders’ Equity
Balance, December 31, 2023	—	$—	27,282,165	$92,913,585	$17,510,469	$(105,501,295)	$(2,706,552)	$(1,323,881)	$892,326
Overnight marketed offering, net of transaction costs (Note 12(b)(iii))	—	—	8,260,435	22,853,391	—	—	—	—	22,853,391
Non-brokered private placement, net of transaction costs (Note 12(c))	8,905,638	31,705,219	—	—	—	—	—	—	31,705,219
Share-based payments (Note 12(d)(iii))	—	—	—	—	3,223,464	—	—	—	3,223,464
Redemption of warrants (Notes 12(b)(i) and 12(e))	—	—	80,243	551,941	(214,125)	—	—	—	337,816
Redemption of options (Notes 12(b)(ii) and 12(d))	—	—	18,760	41,149	(15,904)	—	—	—	25,245
Net loss for the year	—	—	—	—	—	(25,502,536)	—	(241,953)	(25,744,489)
Foreign currency translation adjustment	—	—	—	—	—	—	(1,454,003)	—	(1,454,003)

Balance, December 31, 2024	8,905,638	$31,705,219	35,641,603	$116,360,066	$20,503,904	$(131,003,831)	$(4,160,555)	$(1,565,834)	$31,838,969

The accompanying notes are an integral part of these consolidated financial statements.

EUPRAXIA PHARMACEUTICALS INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Expressed in U.S. Dollars, except share amounts)

	Preferred shares	Amount	Common shares	Amount	Additional paid- in capital	Deficit	Accumulated other comprehensive loss	Non- controlling interest	Total- Shareholders’ Equity
Balance, December 31, 2024	8,905,638	$31,705,219	35,641,603	$116,360,066	$20,503,904	$(131,003,831)	$(4,160,555)	$(1,565,834)	$31,838,969
Overnight marketed offering, net of transaction costs (Note 12(b)(vi))	—	—	14,636,363	73,891,109	—	—	—	—	73,891,109
Share-based payments (Note 12(d)(iii) and 12(d)(v))	—	—	—	—	8,756,107	—	—	—	8,756,107
Conversion of preferred shares (Note 12(b)(vii))	(550,000)	(1,966,898)	550,000	1,966,898	—	—	—	—	—
Redemption of warrants (Notes 12(b)(iv) and 12(e))	—	—	879,900	1,785,929	(258,095)	—	—	—	1,527,834
Redemption of options (Notes 12(b)(v) and 12(d)(iii))	—	—	186,340	1,121,182	(481,585)	—	—	—	639,597
Third-party service costs settled with equity (Note 12(b)(vi)	—	—	—	—	281,711	—	—	—	281,711
Settlement of RSUs (Note 12(b)(vi) and 12(d)(v)	—	—	45,000	281,711	(281,711)	—	—	—	—
Net loss for the year	—	—	—	—	—	(38,576,143)	—	(29,509)	(38,605,652)
Foreign currency translation adjustment	—	—	—	—	—	—	2,116,418	—	2,116,418

Balance, December 31, 2025	8,355,638	29,738,321	51,939,206	195,406,895	28,520,331	(169,579,974)	(2,044,137)	(1,595,343)	80,446,093

The accompanying notes are an integral part of these consolidated financial statements.

EUPRAXIA PHARMACEUTICALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars)

	Year ended December 31, 2025	Year ended December 31, 2024
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(38,605,652)	$(25,744,489)
Items not affecting cash
Accrued interest on convertible debt (Note 11(a))	—	241,597
Depreciation (Note 5 and 6)	237,717	171,719
Interest – lease liability	6,726	6,711
Third-party service costs settled in equity	281,711	—
Loss (gain) on sale of equipment	2,562	(18,611)
Share-based payments (Notes 12(d)(iii) and 12d(v)	8,756,107	3,223,464
Change in fair value of financial instruments (Note 11(a))	—	(1,200,541)
Lease payments (Note 9)	(83,671)	(65,739)
Unrealized foreign exchange	1,565,982	156,087
Changes in operating assets and liabilities
Accounts payable and accrued liabilities	2,360,643	(714,878)
Payable to Auritec (Note 10) Prepaid expenses	— (2,642,894)	(5,000,000 (948,422	) )
Amounts receivable	(431,449)	(101,389)

Cash used in operating activities	(28,552,218)	(29,994,491)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of equipment Proceeds from sale of equipment (Note 5)	(588,947 —)	(104,227 29,068)

Cash used in investing activities	(588,947)	(75,159)
CASH FLOWS FROM FINANCING ACTIVITIES
Overnight marketed public offering (net of transaction costs) (Note 12(b)(iii) and (vi))	73,891,109	22,853,391
Non-brokered private placement (net of transaction costs) (Note 12(c))	—	31,705,219
Redemption of warrants (Notes 12(b)(iv) and 12(e))	1,527,834	337,816
Redemption of options (Notes 12(b)(v) and 12(d)(iii))	639,597	25,245
Repayment of loans (Note 8)	—	(62,651)
Repayment of convertible debt (Note 11(a))	—	(9,074,813)

Cash provided by financing activities	76,058,540	45,784,207

Increase in cash	46,917,375	15,714,557
Foreign exchange effect on cash	544,813	(1,955,019)
Cash, beginning of year	33,101,294	19,341,756

Cash, end of year	$80,563,482	$33,101,294

Supplemental disclosure with respect to cash flows (Note 20)
The accompanying notes are an integral part of these consolidated financial statements.

EUPRAXIA PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025 and 2024
(Expressed in U.S. Dollars, except share amounts)

1.	NATURE OF BUSINESS AND GOING CONCERN
Eupraxia Pharmaceuticals Inc. (the “Company”) was incorporated under the laws of the province of Alberta on May 12, 2011, under the name Plaza Capital Partners Inc. On May 11, 2012, the Company changed its name to Eupraxia Pharmaceuticals Inc. and continued from the province of Alberta to the province of British Columbia.
On October 10, 2012, Eupraxia Holdings, Inc. (“Holdings”) was incorporated under the laws of the State of Delaware, USA. On November 16, 2012, Holdings was registered as an extra-provincial corporation under the laws of the province of British Columbia, Canada. On October 10, 2012, Eupraxia Pharmaceuticals USA, LLC (“Eupraxia USA”) was incorporated under the laws of the State of Delaware. On November 16, 2012, Eupraxia USA was registered as an extra-provincial corporation under the laws of the province of British Columbia. On January 7, 2021, Eupraxia Pharma, Inc. (“Eupraxia Pharma”) was incorporated under the laws of the State of Delaware. On July 4, 2022, Eupraxia Pharmaceuticals Australia Pty Ltd. (“Eupraxia Australia”) was incorporated under the laws of the state of Victoria, Australia. On May 17, 2023, Eupraxia Pharma USA Inc. (“Eupraxia Pharma USA”) was incorporated under the laws of the State of Delaware.
On March 9, 2021, the Company completed its initial public offering on the Toronto Stock Exchange (“TSX”) and began trading under the symbol “EPRX”. On April 5, 2024, the Company began trading on the Nasdaq Capital Market under the symbol “EPRX”.
The Company is a clinical stage biotechnology company leveraging its proprietary Diffusphere
™
technology to optimize drug delivery for applications with significant unmet medical need. The address of the Company’s corporate office and principal place of business is 201- 2067 Cadboro Bay Road, Victoria, British Columbia, Canada.
These consolidated financial statements of the Company have been prepared on a going concern basis with the assumption that the Company will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. At December 31, 2025, the Company had cash of $80,563,482. The Company has not yet generated revenue from operations. The Company incurred a net loss of $
38,605,652
during the year ended December 31, 2025, and as of that date, the Company’s accumulated deficit was $
169,579,974
. As the Company is in the research and development stage, the recoverability of the costs incurred to date is dependent upon the ability of the Company to obtain the necessary funding to complete the research and development of its projects and upon future commercialization or proceeds from the monetization of research activities.
The Company will periodically have to raise funds to continue operations and recently raised gross proceeds of approximately $63.2 million (before deducting the underwriting commissions and estimated expenses) through a public offering of 7,607,145 common shares of the Company and pre-funded
warrants to purchase up to 1,428,571 common shares on February 20, 2026 (see Note 21 – Subsequent Events for more details). Although it has been successful in doing so in the past, there is no assurance it will be able to do so in the future, especially with the ongoing geopolitical uncertainty affecting the global capital markets. The Company is active in its pursuit of additional funding through potential partnering and other strategic activities as well as grants to fund future research and development activities, and additional equity financing.
The continued operations of the Company are dependent on its ability to generate future cash flows or obtain additional funding. There is a risk that in the future, additional financing will not be available on a timely basis or on terms acceptable to the Company.

EUPRAXIA PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025 and 2024
(Expressed in U.S. Dollars, except share amounts)

2.	BASIS OF PRESENTATION
These consolidated financial statements are presented in U.S. dollars and have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). These consolidated financial statements include the accounts of the Company and the accounts of its subsidiaries. All significant intercompany transactions and balances have been eliminated upon consolidation.
The policies set out in the Significant Accounting Policies section have been applied in preparing the consolidated financial statements for the years ended December 31, 2025 and 2024.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Measurement
The consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value. The consolidated financial statements are presented in U.S. dollars, which is the Company’s reporting currency. The Company’s functional currency is the Canadian dollar.
The preparation of consolidated financial statements in accordance with U.S. GAAP requires the Company to make estimates and judgments in certain circumstances that affect the reported amounts of assets, liabilities, expenses, and related disclosure. On an ongoing basis, the Company evaluates its estimates, most notably those related to accrual of expenses including clinical and preclinical study expense accruals, stock-based compensation, valuation allowance for deferred taxes. Management bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances. Actual results could differ from these estimates.
Consolidation
These consolidated financial statements include the accounts of the Company and the accounts of its subsidiaries. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Control exists when an entity is exposed to or has rights to variable returns from its involvement with the entity and has the ability to affect these returns through its power over the entity. All significant intercompany transactions and balances have been eliminated.

EUPRAXIA PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025 and 2024
(Expressed in U.S. Dollars, except share amounts)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Consolidation (continued)

Non-controlling
interest in the net assets of consolidated subsidiaries are identified separately from the Company’s equity.
Non-controlling
interest consists of the
non-controlling
interest as at the date of the original transaction plus the non-controlling
interest’s share of changes in equity since that date.

Company Entity	Date of Incorporation	Jurisdiction of Incorporation	Effective Interest (Note 12(f))
Eupraxia Holdings, Inc.	October 10, 2012	Delaware, USA	95%
Eupraxia Pharmaceuticals USA, LLC	October 10, 2012	Delaware, USA	95%
AMDM Holdings Inc. (1)	April 6, 2016	Washington, USA	95%
Eupraxia Pharma, Inc.	January 7, 2021	Delaware, USA	95%
Eupraxia Pharmaceuticals Australia Pty Ltd.	July 4, 2022	Victoria, Australia	100	% (2)
Eupraxia Pharma USA Inc.	May 17, 2023	Delaware, USA	100	% (2)

(1)	Date of Control occurred on January 31, 2021 (see Note 12(f))
(2)	Wholly-owned subsidiary of Eupraxia Pharmaceuticals Inc.
Earnings (Loss) per Share
Basic net income (loss) per common share is calculated based on the net income (loss) that is considered attributable to common shareholders, including considering the impact of the 8,355,638 Preferred Shares as a separate class for the year ended December 31, 2025 (2024 – 8,905,638). As the preferred shares entitle holders to dividends after a three-year period and are considered Increasing Rate Preferred Stock (as per ASC
505-10-S99-7),
implied dividends are deducted from the amounts allocated to common shareholders in the consideration of the net income (loss) available for basic net income (loss) per share.
The Company applies the “Treasury Stock Method” to calculate loss per common share. Under this method, the basic earnings (loss) per share is calculated based on the weighted average aggregate number of common shares outstanding during each period. The diluted earnings (loss) per share assumes that the outstanding stock options and share purchase warrants had been exercised at the beginning of the period, or date of issuance if issued during the period, and proceeds from dilutive instruments are used to purchase common shares at the average market price during the period.
The
if-converted
method is used to compute the dilutive effect of the Company’s convertible preferred shares. Under the if-converted
method, dividends on the preferred shares, if applicable, are added back to earnings attributable to common shareholders, and the preferred shares and paid-in
kind dividends are assumed to have been converted at the share price applicable at the end of the period. The if-converted
method is applied only if the effect is dilutive.
Since the Company was in a loss position for the years ended December 31, 2025 and 2024, the assumed exercise of the outstanding share purchase warrants and options, and conversion of the convertible preferred shares has an anti-dilutive impact, therefore the diluted loss per share is equal to basic loss per share.

EUPRAXIA PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025 and 2024
(Expressed in U.S. Dollars, except share amounts)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Equipment

Equipment is recorded at historical cost less accumulated depreciation and accumulated impairment losses. Depreciation is provided over the estimated useful lives of the assets as follows:

Computers	45% declining balance
Office furniture and equipment	20% declining balance
Leasehold improvements	straight-line over the shorter of the term of the lease or useful life
Lab equipment	20% declining balance
The useful lives and depreciation methods applied to each category of equipment are assessed on an annual basis by management and adjusted where necessary to reflect the recoverability of equipment.
Research and Development Expenditures
Research and development costs are expensed as they are incurred. These costs consist primarily of salaries and wages related to research and development activities, including share-based payments for employees engaged in research and development, clinical trial expenses and other research costs.
Refundable Tax Credits
Refundable tax credits arising from research and development activities are deducted from the related costs and are included in profit or loss when there is reasonable assurance that the credits will be realized.
Income Taxes
Current income tax is the expected tax payable or recoverable on the taxable profit or loss for the year using tax rates enacted at the reporting date and any adjustment to tax payable from previous years.
Deferred tax is recorded using the asset and liability method, providing for temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for if they relate to goodwill not deductible for tax purposes, or differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates and laws enacted at the reporting date and expected to apply when these differences reverse. A deferred tax asset is recognized only to the extent that it is more likely than not that future taxable profits will be available against which the asset can be utilized.

EUPRAXIA PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025 and 2024
(Expressed in U.S. Dollars, except share amounts)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

The Company uses a
two-step
process to recognize and measure the income tax benefit of uncertain tax positions taken or expected to be taken in a tax return. The tax benefit from an uncertain tax position is recognized if it is more likely than not that the position will be sustained upon examination of the tax authority based solely on the technical merits of the position. A tax benefit that meets the more likely than not recognition threshold is measured as the largest amount that is greater than 50% likely to realized upon settlement with the tax authority. To the extent a full benefit is not expected to be realized, an income tax liability is established. Any change in judgement related to the expected resolution of an uncertain tax provision is recognized in the year of such a change. Interest and penalties related to income tax are included as a component of income tax expense.
Convertible Preferred Shares
Accounting for convertible or redeemable equity instruments in the Company’s own equity requires an evaluation of the hybrid security to determine if liability classification is required under ASC
480-10.
Liability classification is required for freestanding financial instruments that are: (1) subject to an unconditional obligation requiring the issuer to redeem the instrument by transferring assets, (2) instruments other than equity shares that embody an obligation of the issuer to repurchase its equity shares, or (3) certain types of instruments that obligate the issuer to issue a variable number of equity shares. Securities that do not meet the scoping criteria to be classified as a liability under ASC 480 are subject to redeemable equity guidance to determine classification, which prescribes that securities which may be subject to redemption are classified based upon whether an event is within the control of the issuer (permanent equity classification) or not within the control of the issuer (temporary equity classification).
Under ASC
505-10-S99-7,
Increasing Rate Preferred Stock, an entity must recognize dividends on discounted preferred stock in which stated dividend rates increase over time (whether there is a conversion feature or not) even if the holder converts a preferred stock instrument in the issuer’s common shares before the stated dividend rate increases since the issuer does not have the ability to require the instrument to be converted into common shares. In the instance that the preferred stock is not issued at a discount, the impact of such a feature is limited to the amounts allocable to common shareholders in calculating earnings per share.
Share-Based Payments
The Company grants stock options and restricted share units (“RSU”) to employees, directors and officers pursuant to stock option plans described in note 12(d). RSUs are also granted to non-employees.
Employee and
non-employee
stock-based compensation expense is measured at the grant date, based on the estimated fair value of the award, and is recognized as an expense over the requisite service period with a corresponding increase in additional paid-in
capital. Stock-based compensation expense is amortized on a straight-line basis over the requisite service period for the entire award, which is generally the vesting period of the award. Any consideration received on exercise of stock options is credited to share capital. The Company accounts for a change in the terms or conditions of a share-based payment award as a modification only if there is a change to the award’s fair value, vesting conditions, or classification. When an award is modified, the Company recognizes incremental compensation cost equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. This incremental compensation is recognized immediately for vested awards and over the modified requisite service period for unvested awards.
Share Capital and Warrants
The Company records proceeds from share issuances net of issue costs and any related tax effects. Common shares issued for consideration other than cash are valued based on their market value at the date the agreement to issue shares was concluded. When units are issued during a private placement, which include both common shares and share purchase warrants, the proceeds are allocated based on the relative fair values of the base instrument and the warrants. Any value of the warrants is allocated to the warrants and credited to additional paid-in
capital.

EUPRAXIA PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025 and 2024
(Expressed in U.S. Dollars, except share amounts)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currency Translation

The functional currency for each of the Company and the Company’s subsidiaries is the currency of the primary economic environment in which each entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment. The Company reconsiders the functional currency of its entities if there is a change in events and conditions which determine the primary economic environment. The functional currency of Eupraxia Pharmaceuticals Inc., the parent entity, and each of the Company’s subsidiaries is the Canadian dollar.
Transactions in foreign currencies are translated to the functional currency of the entity at the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated at the period end date exchange rates with exchange gains or losses recorded in profit or loss.
Non-monetary
items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.
Non-monetary
assets and liabilities denominated in foreign currencies that are measured at fair value are re-translated
to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on re-translation
are recognized in profit or loss.
The reporting currency of the Company’s consolidated financial statements is the U.S. dollar. All assets and liabilities are translated from the functional currency to the reporting currency using the spot rate at the period end date, equity components are translated at the historical rate, and income and expenses are translated using the average exchange rate for the period. All foreign currency differences arising on translation from functional to reporting currency are included in accumulated other comprehensive loss.
Impairment of Long-Lived Assets
The Company assesses the recoverability of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the long-lived asset is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset or group of assets. If carrying value exceeds the sum of undiscounted cash flows, the Company then determines the fair value of the underlying asset. Any impairment to be recognized is measured by the amount by which the carrying amount of the asset group exceeds the estimated fair value of the asset or asset group. As of December 31, 2025 and 2024, the Company determined that there were no indicators of impairment of long-lived assets.
Financial Instruments and Fair Value
The Company measures certain financial instruments and other items at fair value into a three-level hierarchy established by US GAAP that prioritizes those inputs to valuation techniques used to measure fair value on the degree to which they are observable. This hierarchy includes:

i.	Level 1 – Unadjusted quoted prices in active markets for identical instruments.

ii.
Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the financial instrument, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

iii.
Inputs are unobservable and reflect the Company’s assumptions as to what market participants would use in pricing the asset or liability. The Company develops these inputs based on the best information available.

EUPRAXIA PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025 and 2024
(Expressed in U.S. Dollars, except share amounts)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments and Fair Value (continued)

Assets and liabilities are classified on the lowest level of input that is significant to the fair value measurements. Reclassification of the level may be a result of changes in the observability of the valuation inputs for certain instruments within the fair value hierarchy. The carrying value of amounts receivable, accounts payable, and accrued liabilities approximate fair value due to the short-term nature of these instruments. On a recurring basis, the Company’s cash and cash equivalents and marketable securities are measured at fair value.
Leases
Leases classified as operating leases are recorded as lease liabilities based on the present value of minimum lease payments over the lease term, discounted using the lessor’s rate implicit in the lease or the Company’s incremental borrowing rate, if the lessor’s implicit rate is not readily determinable. The lease term includes all periods covered by renewal and termination options where the Company is reasonably certain to exercise the renewal options or not to exercise the termination options. Corresponding right-of-use
assets are recognized consisting of the lease liabilities, initial direct costs and any lease incentive payments. Lease liabilities are drawn down as lease payments are made and right-of-use
assets are depreciated over the term of the lease. Operating lease expenses are recognized on a straight-line basis over the term of the lease, consisting of interest accrued on the lease liability and depreciation of the right-of-use
asset, adjusted for changes in index-based variable lease payments in the period of change. Lease payments on short-term operating leases with lease terms twelve months or less are expensed on a straight-line basis over the lease term.
Segment Reporting
Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker (“CODM”), in deciding how to allocate resources and in assessing performance. The Company views its operations and manages its business in one operating segment focusing on creating product candidates designed to optimize drug delivery for applications with significant unmet medical needs.
Recently Adopted Accounting Pronouncements
In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”)
2023-09,
Income Taxes (Topic 740): Improvements to Income Tax Disclosures
, which establishes new income tax disclosure requirements in addition to modifying and eliminating certain existing requirement. The Company adopted this ASU in 2025 on a retrospective basis and will apply this standard to tax note disclosures presented in the consolidated financial statements on an annual basis.
Upcoming Accounting Standards and Interpretations
In November 2024, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU)
2024-03,
Income Statement –
Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40
). This ASU enhances the transparency of expense information presented in a company’s financial statements by requiring disaggregation of certain expense categories and providing additional disclosures about the nature of these expenses. The amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, including interim periods within those fiscal years.
The Company is currently evaluating the impact of ASU
2024-03
on its financial statements. While the adoption of this ASU may result in increased disclosures related to its expenses, it does not anticipate the amendments will have a material impact on its consolidated financial statements.

EUPRAXIA PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025 and 2024
(Expressed in U.S. Dollars, except share amounts)

4.	AMOUNTS RECEIVABLE

	December 31,	December 31,
	2025	2024
GST/HST recoverable	$210,302	$82,097
Other refundable tax credits (1)	463,924	146,775

Total	$674,226	$228,872

(1)	Other refundable tax credits represent tax incentives for R&D costs incurred by Eupraxia Australia (Note 14 – Research and Development Expenses).

5.	PROPERTY AND EQUIPMENT
Property and equipment consisted of the following:

	Computers	Office furniture and equipment	Leasehold Improvements	Lab Equipment	Total
Cost

As at January 1, 2024	85,625	67,996	128,767	525,264	807,652
Additions	13,953	5,701	—	104,819	124,473
Disposals	(13,219)	(7,890)	—	(15,473)	(36,582)
Foreign currency adjustments	(7,122)	(5,438)	(10,408)	(54,992)	(77,960)

As at December 31, 2024	79,237	60,369	118,359	559,618	817,583
Additions	82,254	12,715	3,535	516,752	615,256
Disposals	(3,860)	(3,817)	—	—	(7,677)
Foreign currency adjustments	4,190	3,108	5,932	40,204	53,434

As at December 31, 2025	161,821	72,375	127,826	1,116,574	1,478,596

Accumulated Depreciation

As at January1, 2024	56,181	49,667	115,816	176,401	398,065
Depreciation	12,668	6,349	8,148	86,867	114,032
Disposals	(7,774)	(5,698)	—	(12,653)	(26,125)
Foreign currency adjustments	(4,895)	(4,058)	(9,787)	(7,542)	(26,282)

As at December 31, 2024	56,180	46,260	114,177	243,073	459,690
Depreciation	33,606	3,404	5,205	122,189	164,404
Disposals	(3,556)	(1,559)	—	—	(5,115)
Foreign currency adjustments	2,454	2,351	5,798	14,585	25,188

As at December 31, 2025	88,684	50,456	125,180	379,847	644,167

Net Book Value

As at December 31, 2024	$23,057	$14,109	$4,182	$316,545	$357,893

As at December 31, 2025	$73,137	$21,919	$2,646	$736,727	$834,429

During the year ended December 31, 2025 and 2024, depreciation expense of $164,404 and $114,032, respectively, was recognized with $15,422 included in general and administrative and $148,982 included in research and development ($9,716 and $104,316 for general and administrative, and research and development in 2024, respectively).

EUPRAXIA PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025 and 2024
(Expressed in U.S. Dollars, except share amounts)

6.	RIGHT-OF-USE ASSET
On July 23, 2025, the Company extended the lease of the office space until November 30, 2026 (with the option to extend to an additional year). The lease extension increased the right-of-use
asset by $158,508. The following table presents details of movement in the carrying value of the right-of-use
asset:

	December 31, 2025	December 31, 2024
Balance, beginning	$67,023	$46,660
Lease extension	158,508	78,580
Depreciation	(73,313)	(57,687)
Foreign exchange	479	(530)

Balance, ending	$152,697	$67,023

During the year ended December 31, 2025 and 2024, depreciation expense of $73,313 and $57,687, respectively, was recognized with $26,498 included in general and administrative and $46,815 included in research and development ($20,708 and $36,979 for general and administrative, and research and development in 2024, respectively).

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2025	December 31, 2024
Research and development	$2,962,025	$573,465
General and administrative	1,027,495	943,376
Wages and payroll remittances	40,171	20,705
Employee bonus payable	1,518,256	1,493,981
Taxes payable	1,606	—

Total	$5,549,553	$3,031,527

8.	LOANS PAYABLE
On September 10, 2021, the Company entered into a Master Loan and Security Agreement (“Loan Agreement”) whereby the Company borrowed $235,000 to purchase production and test equipment (see Note 5 – Property and Equipment).
The Loan Agreement had a term of 36 months commencing September 13, 2021. The Loan Agreement accrued interest at 5.84% per annum with monthly payments (principal and interest) made on the 1
st
of each month, beginning October 1, 2021. As part of the agreement, the Company granted the lender first priority interest on the equipment it purchased. Below is a breakdown of loan balance as at December 31, 2025 and December 31, 2024:

EUPRAXIA PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025 and 2024
(Expressed in U.S. Dollars, except share amounts)

8.	LOANS PAYABLE (continued)

	December 31, 2025	December 31, 2024
Balance, beginning	$—	$62,709
Loan repayment	—	(62,651)
Foreign exchange adjustment	—	(58)

Balance, ending	$—	$—

Current portion	$—	$—
Non-current portion	$—	$—

9.	LEASE LIABILITY
The Company entered into an operating lease agreement for its Victoria, BC facility (of approximately 4,900 square feet of office space). As previously highlighted (Note 6 –
Right-of-Use
Asset), the Company extended the term of the lease for 12 months. The lease expires on November 30, 2026 with the option of the Company to extend the term for an additional 12 months.
The cost components of the operating lease were as follows for the periods ended December 31, 2025 and 2024:

	December 31,	December 31,
	2025	2024
Lease Cost
Operating lease expense	$83,671	$65,739
Variable lease expense	71,469	71,147
Lease term and Discount Rate
Weighted average remaining lease term (years)	0.92	0.92
Weighted average discount rate	6.05%	9.02%
Variable lease costs are payments that vary because of changes in facts or circumstances and include common area maintenance and property taxes related to the premises. Variable lease costs are excluded from the calculation of minimum lease payments.
The Company’s future minimum lease payments as of December 31, 2025 are as follows:

Year ending December 31:
2026	85,312
2027	78,202

Total undiscounted future minimum lease payments	$163,514
Less: imputed interest	(9,152)

Present value of lease liabilities at December 31, 2025	$154,362

EUPRAXIA PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025 and 2024
(Expressed in U.S. Dollars, except share amounts)

9.	LEASE LIABILITY (continued)
The lease liability balance is comprised as follows:

	December 31, 2025	December 31, 2024
Current portion	$78,452	$71,859
Non-current portion	75,910	—

	$154,362	$71,859

During the year ended December 31, 2024, the Company subleased approximately 616 square feet office space with amounts totaling $28,069 ($24,436 – year ended December 31, 2024) being recorded as a reduction to general and administrative expenses.

10.	AURITEC LICENSE AGREEMENT
Eupraxia Pharmaceuticals USA LLC (“Eupraxia LLC”) entered into an amended and restated license agreement with Auritec Pharmaceuticals Inc. (“Auritec”) on October 9, 2018 (as further amended, the “Amended and Restated License Agreement”). Under the terms of the Amended and Restated License Agreement, Auritec has granted Eupraxia LLC an exclusive license (including the right to sublicense to its affiliates and third parties) under the licensed patents held by Auritec and for all the technical information and know-how
relating to the technology claimed in the licensed patents held by Auritec with respect to the use of Auritec’s “Plexis Platform” for the delivery of fluticasone in all medical fields (except for otolaryngology and the prevention, treatment and control of all diseases, disorders and conditions of the eye and its adnexa (collectively, the “Excluded Fields”)), to develop, make, have made, manufacture, use, commercialize, sell, sub-license,
offer for sale, import, and have imported products for the delivery of fluticasone drug products using the Plexis Platform in all medical fields except the Excluded Fields (“Licensed Products”).
Pursuant to the terms of the Amended and Restated License Agreement, Eupraxia USA LLC has paid $5,000,000 to Auritec (the “Upfront Fee”). In addition, Eupraxia LLC has agreed to pay Auritec up to $30,000,000 upon achievement of certain regulatory and commercial milestones related to products licensed under the Amended and Restated License Agreement (“Licensed Products”) as well as a royalty of 4% of net sales of Licensed Products by Eupraxia LLC or its affiliates, subject to certain reductions.
The following table summarizes the remaining milestone payment schedule. During the year ended December 31, 2024, the Company paid $5,000,000 to Auritec upon successful completion of the Phase 2b study. No further milestones have been completed. The Company’s EP-104GI program would meet the definition of a Non-OA Indication as referenced in the Milestone Events below.

Milestone Event	Milestone Payment
First OA Regulatory Approval	5,000,000
Second OA Regulatory Approval Non-OA Indication Regulatory Approval	5,000,000 10,000,000
First calendar year in which aggregate Net Sales by Eupraxia USA, its affiliates and sublicenses exceed $500,000,000	5,000,000

Maximum amount payable	$25,000,000

EUPRAXIA PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025 and 2024
(Expressed in U.S. Dollars, except share amounts)

10.	AURITEC LICENSE AGREEMENT (continued)

Eupraxia LLC also agreed to pay to Auritec 20% of sublicensing royalties or other consideration based on net sales of Licensed Products. Eupraxia LLC further agreed to pay Auritec a percentage of
Non-Royalty
Monetization Revenue (as defined in the Amended and Restated License Agreement), which includes payments received for a sale of Eupraxia LLC or sale or sublicense of a Licensed Product, which percentage ranges from 10% to 30% depending on the development stage of the most-advanced Licensed Product, up to a maximum of $100,000,000. The following table summarizes the
Non-Royalty
Monetization Revenue percentage schedule:

Date of Execution	Percentage of Non-Royalty Monetization Revenue
Prior to Successful Completion of a Phase 2b Study	30%
After Successful Completion of a Phase 2b Study but prior to Successful Completion of a Phase 3 Study	20%
After Successful Completion of a Phase 3 Study but prior to Regulatory Approval of a Product in the Eupraxia Field from FDA in the United States	15%
After Regulatory Approval of a Product in the Eupraxia Field from FDA in the United States	10%
Either party may terminate the Amended and Restated License Agreement in the event of the other party’s bankruptcy, liquidation, or dissolution. Auritec may also terminate upon a material breach of the Amended and Restated License Agreement by Eupraxia LLC that is not cured within 60 days (15 days in the case of a payment breach). Further, if Eupraxia LLC directly or indirectly challenges any claim in any Auritec patent licensed under the Amended and Restated License Agreement, or assist a third party in doing so, Auritec may immediately terminate the Amended and Restated License Agreement. If Auritec directly or indirectly challenges any Eupraxia patent contemplated in the Amended and Restated License Agreement other than as reasonably required to defend Auritec patents as a basis for such challenge, or assists a third party in doing so, Eupraxia LLC may immediately terminate the Amended and Restated License Agreement.

11.	CONVERTIBLE DEBT

a)	Silicon Valley Bank
On June 21, 2021, the Company entered into a contingent convertible debt agreement (the “Debt Agreement”) with SVB and concurrently drew down, in full, the CDN$10,000,000 principal amount under the Debt Agreement.
The Debt Agreement had a term of 36 months (or 48 months at SVB’s election) and accrued interest at the greater of 2.45% and the Canadian prime rate, requiring monthly interest payments. An additional payment in kind accrued interest at a rate of 7% per annum, which was partially settled at maturity. During the nine months ended September 30, 2024, the Canadian prime rate ranged from 6.45% - 7.20%.

EUPRAXIA PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025 and 2024
(Expressed in U.S. Dollars, except share amounts)

11.	CONVERTIBLE DEBT (continued)

a)	Silicon Valley Bank (continued)
On June 21, 2024, the loan under the Debt Agreement matured and a portion of the balance of $4,494,795 (CDN$6,161,016) was paid to SVB representing principal and interest. On September 11, 2024, the remaining balance of $4,580,018 (CDN$6,204,092)
was paid to SVB representing the remaining principal and interest. This movement in the convertible debt balance during the year ended December 31, 2024 was as follows:

Balance - December 31, 2023	$10,336,003
Accrued interest	601,637
Interest paid	(360,040)
Change in fair value	(1,200,541)
Loan repayment	(9,074,813)
Foreign exchange	(302,246)

Balance – December 31, 2024	$—

b)	Yabema Capital Limited
On August 1, 2024, the Company entered into a new CDN$12 million convertible debt facility (the “Convertible Debt Facility”). Under the Convertible Debt Facility, Yabema Capital Limited and other current Eupraxia shareholders (together, the “Lenders”) made available for drawdown an aggregate amount of CDN$12 million for a period of 120 days following entry into the agreement. The Convertible Debt Facility was to mature 24 months from August 1, 2024 (the closing date) and could be extended for an additional 12 months at the Lenders’ option. The decision to draw on the facility within 120 days of closing was at the discretion of Eupraxia and was subject to the full and final release of the Debt Agreement.
The aggregate unpaid principal amount and any accrued and unpaid interest thereon would be convertible at the discretion of the lenders into Eupraxia common shares at a conversion price equal to CDN$4.84375 per common share.
The Company granted the Lenders a security interest in all of its assets, excluding its patents and other intellectual property. As a result of the closing of the Convertible Preferred Share Offering, on October 31, 2024 (see Note 12 – Convertible Preferred Shares), the Company entered into a Termination and Release Agreement with the Lenders to terminate the Convertible Debt Facility and discharge all security interests (the “Termination Agreement”).
Commitment fees of $355,582 (CDN$480,000) have been included in the Consolidated Statement of Operations and Comprehensive Loss for the year ended December 31, 2024.

EUPRAXIA PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025 and 2024
(Expressed in U.S. Dollars, except share amounts)

12.	SHARE CAPITAL AND OTHER COMPONENTS OF EQUITY

a)	Authorized

•	An unlimited number of Common shares, with no par value, with one vote per share.

•	An unlimited number of Preferred shares, with no par value.

b)	Issued (Common Shares)
Capital transactions which took place during the year ended December 31, 2024 are as follows:

i)
During the year ended December 31, 2024, 80,243 common shares were issued on the exercise of warrants for gross proceeds of $337,816. The weighted average market share price during the period in which these warrants were exercised was CDN$5.50. On exercise, $214,125 was transferred from additional paid-in
capital to share capital.

ii)
During the year ended December 31, 2024, 18,760 common shares were issued on the exercise of options for gross proceeds of $25,245. The weighted average market share price during the period in which these options were exercised was CDN$4.71. On exercise, $15,904 was transferred from additional paid-in
capital to share capital.

iii)
On March 15, 2024, the Company closed an overnight marketed public offering (the “Offering”). Pursuant to the Offering, the Company issued 8,260,435 common shares at a price of CDN$4.10 for aggregate gross proceeds of $25,026,073, which includes the issuance of 943,435 Shares upon exercise of the over-allotment option.

As consideration for the services rendered by the Underwriter in connection with the Offering, the Company paid the Underwriters a cash commission of $1,501,564 which is equal to 6% of the gross proceeds raised under the Offering. An additional $309,652 in legal and agents’ expenses were also paid to the Underwriters. The Company incurred an additional $361,466 in share issuance costs associated with the Offering.
Capital transactions (Common shares) which took place during the year ended December 31, 2025, are as follows:

iv)
During the year ended December 31, 2025, 879,900 common shares were issued on the exercise of warrants for gross proceeds of $1,527,834. On exercise, $258,095 was transferred from additional paid-in
capital to share capital.

v)
During the year ended December 31, 2025, 186,340 common shares were issued on the exercise of options for gross proceeds of $639,597. On exercise, $481,585 was transferred from additional paid-in
capital to share capital.

vi)
During the year ended December 31, 2025, 45,000 common shares were issued on the settlement of restricted share units (“RSUs”). On settlement, $281,711 was transferred from additional paid-in
capital to share capital. These RSUs were issued in lieu of cash for services provided by non-employees
during the year ended December 31, 2025.

vii)
During the year ended December 31, 2025, 550,0000 common shares were issued on the conversion of preferred shares. On the conversion, $1,966,898 was transferred from preferred share capital to share capital.

EUPRAXIA PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025 and 2024
(Expressed in U.S. Dollars, except share amounts)

12.	SHARE CAPITAL AND OTHER COMPONENTS OF EQUITY (continued)

b)	Issued (Common Shares)

viii)
On September 24, 2025 the Company closed a public offering (the “Public Offering”). Pursuant to the Public Offering, the Company issued 14,636,363 common shares at a price of $5.50 for aggregate gross proceeds of $80,499,997, which includes the issuance of 1,909,090 common shares upon exercise of the over-allotment option.

As consideration for the services rendered by the Underwriter in connection with the Public Offering, the Company paid the Underwriter cash commission of $5,635,000 (equal to 7% of the gross proceeds raised under the Public Offering) in addition to $200,000 in legal and agents’ expenses. The Company incurred an additional $773,888 in share issuance costs associated with the Public Offering.

c)	Issued (Preferred Shares)
On October 31, 2024, the Company issued convertible preferred shares in a non-brokered
private placement. Pursuant to the Convertible Preferred Share Offering, the Company issued 8,905,638 convertible preferred shares (“Preferred Shares”) at a price of CDN$5.00 for aggregate gross proceeds of $31,997,837 (CDN$44,528,190).
The Company paid $242,116 (CDN$336,928) in legal expenses and an additional $50,502 ($70,279) in listing fees were paid in association with the Preferred Share Offering. Each Preferred Share is convertible at the option of the holder at any time into one common share without additional consideration.
The Preferred Shares would also mandatorily convert into common shares on a one-to-one
basis, without additional consideration, upon the earliest of: (i) the common shares of the Company trade at a price of $15.00 per common share on the Toronto Stock Exchange or the Nasdaq Stock Market LLC based on an average daily trading volume of at least 50,000 common shares during the rolling six-month
period, or (ii) the holders of the Preferred Shares representing 75% of the outstanding Preferred Shares vote or consent to convert all outstanding Preferred Shares, in the event a liquidating event such as an amalgamation, arrangement, merger, reorganization or similar transaction occurs, provided that the conversion ratio will not be adjusted unless the Company receives all necessary TSX and shareholder approvals.
The Preferred Shares have a redemption feature that is subject to the occurrence of certain events, all of which are in the control of the Company. Accordingly, the Preferred Shares are classified as permanent equity.
The Preferred Shares will not initially be entitled to any dividends. Following the third anniversary of closing of the Private Placement, and subject to shareholder approval, any unconverted Preferred Shares will be entitled to a quarterly dividend equal to 1.5% (6% annually) of the original issue price, payable in additional Preferred Shares (the “PIK Preferred Shares”). If shareholder approval for the PIK Preferred Shares is not obtained by the third anniversary of closing, the quarterly dividends will be paid in cash at a rate of 2% (8% annually). No dividends will be payable on Common Shares while any Preferred Shares remain issued and outstanding. The Preferred Shares were not issued at a discount, so the impact of this feature is limited to the amounts allocable to common shareholders in calculating earnings per share.

EUPRAXIA PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025 and 2024
(Expressed in U.S. Dollars, except share amounts)

12.	SHARE CAPITAL AND OTHER COMPONENTS OF EQUITY (continued)

d)	Omnibus Incentive Plan
The 2025 Omnibus Incentive Plan (the “Omnibus Plan”), initially approved by the Board of Directors on February 17, 2025 (later amended on April 25, 2025) was ratified by Shareholders on June 2, 2025. The Omnibus Plan provides for the grant of options, stock appreciation rights, restricted stock, restricted stock units, deferred stock units, performance awards, other stock-based awards and cash-based awards (each an “Award” and collectively, the “Awards”) at the discretion of the Board of Directors. The number of Common Shares available for issuance under the Omnibus Plan is a rolling maximum number equal to 18.5% of the issued and outstanding Common Shares. The Omnibus Plan is considered to be an “evergreen” plan as Common Shares covered by Awards which have been exercised or settled, as applicable, will be available for subsequent grant under the Omnibus Plan and the number of Awards that may be granted under the Omnibus Plan increases if the total number of issued and outstanding Common Shares increases.

i)	Options
Options granted under the Omnibus Plan have lives of up to ten years from the date of grant. The vesting schedule of all granted options is determined at the discretion of the Board. Unless otherwise determined by the Board, in its sole discretion, all grants of options will vest either immediately or over a three-year period, with the first twenty-five percent (25%) of the Options vesting on the date of grant, and the remaining options vesting over the following thirty-six-month
period in three equal instalments on an annual basis.

ii)	Option Re-Pricing
On April 25, 2025, the Board approved (with Shareholders ratifying on June 2, 2025)
the repricing of certain options (granted to non-executive employees and non-directors) totaling
258,450 (vested and unvested) with exercise prices ranging from CDN$6.75 to CDN$8.00 were repriced to CDN$5.05. All other terms of these stock option grants were unchanged. As a result of this repricing, the Company recognized additional share-based payments of $120,082 during the year ended December 31, 2025.

EUPRAXIA PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025 and 2024
(Expressed in U.S. Dollars, except share amounts)

12.	SHARE CAPITAL AND OTHER COMPONENTS OF EQUITY (continued)

d)	Omnibus Incentive Plan (continued)

iii)	Outstanding Options
The following table summarizes the Company’s option transactions:

	Number of Options	Weighted Average Exercise Price (CDN$)
Outstanding, December 31, 2023	3,518,250	6.27
Exercised	(18,760)	1.90
Cancelled	(220,500)	5.15
Granted	2,028,880	4.10

Outstanding, December 31, 2024	5,307,870	5.50
Exercised	(186,340)	4.78
Cancelled	(763,375)	6.93
Expired	(238,750)	8.00
Granted	3,343,200	7.13

Outstanding, December 31, 2025	7,462,605	$5.93

Share-based payments related to options for the year ended December 31, 2025, were $7,886,098 (2024 - $3,223,464) (See Note 13 – General & Administrative Expenses and Note 14 – Research & Development Expenses for breakdown by function).

EUPRAXIA PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025 and 2024
(Expressed in U.S. Dollars, except share amounts)

12.	SHARE CAPITAL AND OTHER COMPONENTS OF EQUITY (continued)

d) Omnibus Incentive Plan (continued)

iii)	Outstanding Options (continued)

Grant Date	Options Outstanding (1)	Options Exercisable	Exercise Price (CDN$)	Expiry Date	Remaining Contractual Life (years)
Mar 5, 2018	293,500	293,500	$8.00	Mar 5, 2028	2.18
Mar 5, 2018 (2)	28,750	28,750	$5.05	Mar 5, 2028	2.18
Mar 9, 2021	521,250	521,250	$8.00	Mar. 9, 2031	5.20
Mar 9, 2021 (2)	103,750	103,750	$5.05	Mar. 9, 2031	5.20
May 3, 2021	257,000	257,000	$8.00	May 3, 2031	5.34
Dec 9, 2021	60,000	60,000	$2.02	Dec 9, 2031	5.94
Mar 31, 2022	330,990	330,990	$1.90	Mar 31, 2032	6.25
Dec 9, 2022	694,300	694,300	$3.85	Dec 9, 2032	6.95
May 18, 2023	180,000	135,000	$6.84	May 18, 2033	7.38
May 30, 2023 (2)	17,200	12,900	$5.05	May 30, 2033	7.42
Sep 27, 2023 (2)	60,000	45,000	$5.05	Sep 27, 2033	7.75
May 13, 2024	1,401,665	899,600	$3.96	May 13, 2034	8.37
May 28, 2024	50,000	50,000	$3.82	May 28, 2034	8.41
Aug 9, 2024	70,000	45,000	$3.48	Aug 9, 2034	8.61
Dec 10, 2024	90,000	90,000	$4.66	Dec 10, 2034	8.95
Mar 25, 2025	1,112,000	518,000	$5.14	Mar 25, 2035	9.24
May 13, 2025	311,250	213,750	$5.42	May 13, 2035	9.37
Dec 15, 2025	1,880,950	560,238	$8.63	Dec 15, 2035	9.96

	7,462,605	4,859,028	$5.93		8.04

(1)	Options granted prior to June 2, 2025 were granted under the Company’s former Employee Stock Option Plan (“ESOP”) which was replaced by Omnibus Incentive Plan.

(2)	Options were repriced to $5.05 effective June 2, 2025 (see Note 12(d)(ii) above for further details).
As of December 31, 2025, the unrecognized stock-based compensation expense related to the non-vested
stock options was $6,468,107, which is expected to be recognized over a weighted-average period of 2.76 years.

EUPRAXIA PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025 and 2024
(Expressed in U.S. Dollars, except share amounts)

12.	SHARE CAPITAL AND OTHER COMPONENTS OF EQUITY (continued)

d)	Omnibus Incentive Plan (continued)

iii)	Outstanding Options (continued)
The share-based compensation expense was determined based on the fair value of options at the date of measurement using the Black-Scholes option pricing model with the following weighted-average assumptions:

	December 31,	December 31,
Options granted during the year ended	2025	2024
Expected dividend yield	0.00%	0.00%
Expected forfeiture rate	0.00%	0.00%
Weighted average annual volatility	70.38%	78.00%
Weighted average risk-free interest rate	2.91%	3.58%
Weighted average expected option life	5.61 years	5.57 years
Weighted average share price (CDN$)	$7.12	$4.13
Weighted average exercise price (CDN$)	$7.13	$4.13
Weighted average fair value of options granted (CDN$)	$4.45	$2.62

iv)	Restricted Share Units
Restricted share units (“RSU”) granted under the Omnibus Plan have lives of up to ten years from the date of grant. The vesting schedule of all granted is determined at the discretion of the Board. Unless otherwise determined by the Board, in its sole discretion, all grants of RSU will vest immediately or over a three-year period, with the first twenty-five percent (25%) of the RSU vesting on the date of grant, and the remaining RSU vesting over the following three year period in three equal instalments on an annual basis. Vesting of RSU is subject to continued service on each vesting date. Upon vesting, each RSU entitles the holder to receive one common share.

v)	Outstanding Restricted Share Units
The following table summarizes the Company’s RSU transactions:

	Number of RSUs	Weighted Average Grant Date Fair Value (CDN$)
Outstanding, December 31, 2024	—	—
Granted	1,254,600	8.64
Settled	(45,000)	8.78

Outstanding, December 31, 2025	1,209,600	8.63

Share-based payments for the year ended December 31, 2025, were $870,009 (2024 - $nil) (See Note 13 – General & Administrative Expenses and Note 14 – Research & Development Expenses for breakdown by function).

EUPRAXIA PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025 and 2024
(Expressed in U.S. Dollars, except share amounts)

12.	SHARE CAPITAL AND OTHER COMPONENTS OF EQUITY (continued)

d)	Omnibus Incentive Plan (continued)

v)	Outstanding Restricted Share Units (continued)
The following table summarizes the Company’s RSU transactions:

Grant Date	RSUs Outstanding	RSUs Redeemable	Weighted Average Grant Date Fair Value (CDN$)	Expiry Date	Remaining Contractual Life (years)
Dec 15, 2025	1,209,600	797,400	$8.63	Dec 15, 2035	9.96
	1,209,600	797,400	$8.63		9.96
As of December 31, 2025, the unrecognized stock-based compensation expense related to the non-restricted share units was $2,521,750, which is expected to be recognized over a weighted-average period of 2.96 years.

e)	Warrants
The following table summarizes the Company’s warrant transactions:

	Number of warrants	Weighted average exercise price (CDN$)
Outstanding December 31, 2023	9,119,330	$5.49
Exercised	(80,243)	5.61
Expired	(231,110)	5.88

Outstanding December 31, 2024	8,807,977	$5.48
Exercised	(879,900)	2.46
Granted	100,500	0.75

Outstanding December 31, 2025	8,028,577	5.75

EUPRAXIA PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025 and 2024
(Expressed in U.S. Dollars, except share amounts)

12.	SHARE CAPITAL AND OTHER COMPONENTS OF EQUITY (continued)

e)	Warrants (continued)
As at December 31, 2025, the following warrants were outstanding:

Expiry date	Exercise price (CDN$)	Remaining contractual life (years)	Warrants outstanding and exercisable
120 days after holder to be a Director/ Officer or consultant	$0.7572	N/A	243,421
120 days after former spouse ceases to be a Director/ Officer or consultant	0.7572	N/A	137,500
120 days after holder ceases to be a Director/ Officer or consultant (1)	0.4984	N/A	215,000
March 9, 2026 (Note 21 – Subsequent Events)	11.20	0.44	2,826,024
April 20, 2026	3.00	0.55	4,517,350
April 20, 2026	2.05	0.55	50,054
April 29, 2026	11.20	0.58	39,228

	$5.75		8,028,577

(1)
Represents warrants to acquire 215,000 units consisting of one Common Share and one additional warrant at an exercise price of $0.75CDN. These underlying warrants expire two years from the date of exercise of the primary warrant.

f)	Class B Non-Voting shares
On January 31, 2021, the Company entered into a contribution agreement with the Chief Scientific Officer of  the Company, and certain of the Company’s subsidiaries (the “Contribution Agreement”). Pursuant to the Contribution Agreement, the Company acquired AMDM Holdings Inc., a corporation wholly-owned by the Chief Scientific Officer, which held 5% of the equity interest in the Company’s subsidiary, Eupraxia USA. In exchange, the Company issued to the Chief Scientific Officer 225 non-voting
Class B shares (the “Class B Shares”) in Eupraxia Pharma Inc. representing 5% of the outstanding securities of Eupraxia Pharma. The Company holds the remaining 95% of such securities, which consists of 4,275 voting Class A shares.
Each Class B Share is exchangeable into common shares of the Company based on an exchange rate of 2,500 common shares for each Class B Share, subject to adjustments upon the occurrence of certain events, for a total of 562,500 common shares. The Class B Shares are exchangeable by the Chief Scientific Officer at her election, provided that the Company may force the exchange of the Class B Shares into common shares of the Company at any time on or after January 31, 2031, or on or after January 31, 2026, if the Company is listed on a stock exchange and is a reporting issuer in Canada at such time. The Company may also force the exchange of the Class B Shares into common shares if there is a change of control transaction involving the Company, a change in law which makes the exchange necessary or desirable or if there are a de minimis
number of Class B Shares outstanding. If the Company is listed on a stock exchange at the time of the applicable exchange, the Company may elect to pay the Chief Scientific Officer cash in lieu of issuing common shares, with such cash amount to be determined based on the then current market price of the common shares of the Company.

EUPRAXIA PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025 and 2024
(Expressed in U.S. Dollars, except share amounts)

12.	SHARE CAPITAL AND OTHER COMPONENTS OF EQUITY (continued)

g)	Earnings (loss) per Share
The Company reported net losses for each of the years ended December 31, 2025 and 2024, and therefore excluded all potentially dilutive outstanding securities (warrants, stock options and RSU) from the computation of diluted net loss per common share as their inclusion would have had an anti-dilutive effect. As a result of the Preferred Shares being classified as increasing rate preferred stock with dividends not being declared until the third anniversary of closing of the Private Placement, the Company has calculated an implied dividend in determining the loss attributable to common shareholders. The impact on loss per share on the Consolidated Statements of Operations and Comprehensive Loss is as follows:

Year ended December 31,	2025	2024
Loss attributable to the Owners of the Company	$(38,576,143)	$(25,502,536)
Less: implied dividend on Preferred Shares	2,530,843	425,557

Adjusted Loss attributable to the Owners of the Company	(41,106,986)	(25,928,093)
Weighted average shares outstanding - basic and diluted	39,956,133	33,930,575

Loss per Share - Basic and Diluted (Owners of the Company)	$(1.03)	$(0.76)

13.	GENERAL AND ADMINISTRATIVE EXPENSES
General and administrative expenses are comprised of the following:

Year ended December 31,	2025	2024
Office expenses	$1,786,631	$457,600
Insurance	985,431	954,392
Travel	525,717	373,171
Professional fees	1,862,318	2,355,278
Public company costs	1,598,591	1,569,780
Salaries and benefits	3,772,518	3,093,027
Share based payments (Note 12d(iii) and 12d(v))	6,571,177	2,120,887

Total expenses during the year	$17,102,383	$10,924,135

EUPRAXIA PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025 and 2024
(Expressed in U.S. Dollars, except share amounts)

14.	RESEARCH AND DEVELOPMENT EXPENSES
Research and development expenses are comprised of the following:

Year ended December 31,	2025	2024
Preclinical	$3,305,156	$2,264,151
Clinical	4,594,830	2,330,529
Manufacturing & analytical	4,695,546	5,550,178
Regulatory	52,986	221,453

Direct research and development	12,648,518	10,366,311
Other research and development	1,829,155	578,814
Salaries and benefits	5,160,461	4,181,715
Share based payments (Note 12d(iii) and 12d(v))	2,184,930	1,102,577
SR&ED and other R&D tax incentives	(491,408)	(150,141)

Total expenses during the year	$21,331,656	$16,079,276

15.	INCOME TAXES
For financial reporting purposes, loss before taxes includes the following components:

Year ended December 31,	2025	2024
Canadian	$(37,542,035)	$(25,501,790)
Foreign	(1,044,526)	(240,895)

Total	$(38,586,561)	$(25,742,685)

The income tax expense consists of the following:

Year ended December 31,	2025		2024
Canadian
Current		$—		$—
Deferred		$—		$—

		$—		$—
Foreign
Current Deferred	$ $	19,091 —	$ $	1,804 —

		$19,091		$1,804
Total
Current		$19,091		$1,804
Deferred		$—		$—

		$19,091		$1,804

EUPRAXIA PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025 and 2024
(Expressed in U.S. Dollars, except share amounts)

15.	INCOME TAXES (continued)

For the year ended	December 31, 2025	December 31, 2025	December 31, 2024	December 31, 2024
Net loss before income taxes	$(38,586,561)		$(25,742,685)

Canadian income tax rates	$(5,787,984)	15.0%	$(3,861,403)	15.0%
Domestic Tax Effects - Federal
Changes in valuation allowance	6,601,187	(2.6%)	2,827,922	(1.6%)
Non - taxable or non - deductible Items - Stock-Based Compensation	1,306,925	(0.5%)	486,006	(0.3%)
Share issuance costs recognized	(985,305)	0.4%	(366,568)	0.2%
Adjustments made in prior years	(449,217)	0.2%	(531,518)	(0.3%)
Other	(825,110)	0.3%	1,409,327	(0.8%)
Domestic Tax Effects - Provincial	(111,604)	0.0%	(28,986)	0.0%
Foreign Tax Effects
United States - Federal
Rate differential	(4,073)	0.0%	(3,733)	0.0%
Changes in valuation allowance	3,850	0.0%	(462,048)	0.3%
Adjustments made in prior years	(387)	0.0%	449,828	(0.3%)
United States - Local	1,363	0.0%	58	0.0%
Other	(291)	0.0%	900	0.0%
Australia
Rate differential	(29,971)	0.0%	(9,113)	0.0%
Changes in valuation allowance	164,638	(0.1%)	19,167	0.0%
Non - taxable or non - deductible items	142,724	(0.1%)	68,749	0.0%
Adjustments made in prior years	958	0.0%	—	(0.0%)
Other	(8,612)	0.0%	3,215	(0.0%)

Income tax expense	$19,091	0.0%	$1,804	0.0%

Income tax expense for the year ended December 31, 2025 arose from the operations of Eupraxia Pharma USA Inc., the Company’s wholly-owned subsidiary in the United States.

EUPRAXIA PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025 and 2024
(Expressed in U.S. Dollars, except share amounts)

15.	INCOME TAXES (continued)
Deferred income tax assets and liabilities result from the temporary differences between the amount of assets and liabilities recognized for financial statement and income tax purposes. The significant components of the Company’s net deferred income tax assets are as follows:

	December 31, 2025	December 31, 2024
Depreciable assets	$2,858,869	$2,680,667
Lease obligation	449	1,306
Non-capital losses	30,555,303	22,217,470
Share issue costs Scientific research and experimental development pool	2,043,066 4,702,033	932,557 3,131,664
Tax credits - Federal Tax credits - Provincial	2,184,007 1,003,991	1,664,384 680,589
Other	18,365	14,206
Less: valuation allowance	(43,366,083)	(31,322,843)

Net deferred income tax assets	$—	$—

In assessing the realizability of the Company’s deferred income tax assets, Management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which temporary differences become deductible and the loss carry-forwards or tax credits can be utilized. A full valuation allowance continues to be applied against deferred income tax assets as the Company has assessed that the realization of such assets does not meet the more likely than not criteria.
There are no unrecognized income tax benefits as of December 31, 2025, or 2024. Due to the net operating loss carryover position coupled with the lack of any unrecognized tax benefits, no provision has been made for any interest or penalties associated with any uncertain tax positions. It is not anticipated that there will be any significant changes to unrecognized tax benefits within the next 12 months.

EUPRAXIA PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025 and 2024
(Expressed in U.S. Dollars, except share amounts)

15.	INCOME TAXES (continued)
The Company and its foreign subsidiaries have available
non-capital
losses for Canadian, Australian and US income tax purposes which may be carried forward to reduce taxable income in future years. If not utilized, the non-capital
losses in each jurisdiction will expire as follows (all amounts expressed in USD):

Expiry date	Non-capital losses– Canada	Non-capital losses – US	Non-capital losses – Australia
2031	$271,386	$—	$—
2032	555,448	322,050	—
2033	2,394,691	1,111,122	—
2034	2,832,729	160,000	—
2035	2,379,915	160,000	—
2036	3,664,523	160,048	—
2037 2038	7,038,955 4,124,133	160,000 —	— —
2039	1,624,814	—	—
2040	139,060	—	—
2041	8,833,834	—	—
2042	12,384,582	—	—
2043	16,969,013	—	—
2044	20,840,892	—	—
2045	26,641,368	—	—
Unlimited	—	131,667	681,778

	$110,695,344	$2,204,887	$681,778
The Company also has approximately $17,414,936 of SR&ED expenditures that may be carried forward indefinitely to be deducted against future Canadian taxable income. It also has federal investment tax credits of approximately $2,991,790 available to offset future Canadian federal income taxes payable as well as provincial investment tax credits of approximately $1,031,793. The federal tax credits are available to be carried forward 20 years (expiring in 2036 to 2045) to offset future Canadian federal income taxes payable and the provincial tax credits are available to be carried forward 10 years (expiring in 2026 to 2035) to offset future BC income taxes payable. The benefit of the investment tax credits has not been recognized as their realization is not reasonably assured.
The Company files income tax returns in Canada, United States and Australia, the jurisdictions in which the Company believes that it is subject to tax. In jurisdictions in which the Company does not believe it is subject to tax and therefore does not file income tax returns, the Company can provide no certainty that tax authorities in those jurisdictions will not subject one or more tax years (since the inception of the Company) to examination. Further, while the statute of limitations in each jurisdiction where an income tax return has been filed generally limits the examination period, as a result of loss carry-forwards, the limitation period for examination generally does not expire until several years after the loss carry-forwards are utilized. Other than routine audits by tax authorities for tax credits and tax refunds that the Company claims, the Company is not aware of any other material income tax examination currently in progress by any taxing jurisdiction. Tax years ranging from 2012 to 2025 remain subject to examinations in Canada and the United States and 2022 to 2025 for Australia.

EUPRAXIA PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025 and 2024
(Expressed in U.S. Dollars, except share amounts)

16.	COMMITMENTS AND CONTINGENCIES

i.
As outlined in Note 9 – Lease Liability, the Company had entered into a lease extension on May 13, 2024. On July 15, 2025, a second lease extension was signed whereby the Company renewed its lease for its Victoria, BC facility for an additional twelve months commencing December 1, 2025 and ending November 30, 2026. The total variable lease expenses for the remaining term of the lease is anticipated to be $71,093. This amount is subject to adjustment at the end of each lease year based on actual costs incurred and does not reflect the impact of the additional twelve-month renewal that would commence December 1, 2026.

On March 31, 2025, the Company entered into a short-term lease agreement for its research and development laboratory located in Vancouver, BC. The lease is for a period of eleven months, expiring on February 28, 2026. The total rent for the remaining term of the lease (inclusive of base rent and additional rent costs) is anticipated to be $55,983.

ii.
The Company may be required to make milestone, royalty, and other research and development funding payments under agreements with third parties (see Note 10 – Auritec License Agreement). These payments are contingent upon the achievement of specific development, regulatory and/or commercial milestones. The Company has not accrued these payments as at December 31, 2025 due to the uncertainty over whether these milestones will be achieved.

iii.
Eupraxia has entered into a number of service contracts with its vendors. Some of those contracts have cancellation clauses which state Eupraxia would pay a cancellation fee of between 15% and 100% of the next service milestone if it terminates the contract. As of December 31, 2025, there have been no cancellation of contracts that would trigger a cancellation fee. As of December 31, 2024, the Company did cancel a contract with one of its vendors which triggered a cancellation fee of $87,598 which was expensed during the year ended December 31, 2024.

iv.
The Company has entered into service agreements with third parties that include indemnification provisions that are customary in the industry. These indemnification provisions generally require the Company to compensate the other party for certain damages and costs incurred as a result of third-party claims or damages arising from these transactions.

The maximum amount of potential future indemnification is unlimited; however, the Company currently holds commercial general liability insurance. This insurance limits the Company’s exposure and may enable it to recover a portion of any future amounts paid. Historically, the Company has not made any indemnification payments under such agreements and the Company believes that the fair value of these indemnification obligations is minimal. Accordingly, the Company has not recognized any liabilities relating to these obligations for any period presented.

17.	SEGMENTED INFORMATION
The Company operates as a single reportable s
egm
ent with the CODM being the Company’s Chief Executive Officer who manages the Company’s operations on a consolidated basis. The accounting policies of the segment are the same as those described in the summary of significant accounting policies.
As the Company does not currently generate revenue, the CODM assesses Company performance through the achievement of pre-clinical
and clinical research goals while evaluating the Company’s performance and allocates resources to the operations of the Company on a total company basis. This enables the CEO to assess the overall level of resources available and how to best deploy these resources.
The CODM uses net loss to monitor budget versus actual results and to analyze cash flows in assessing performance of the segment and allocating resources. The measure of segment assets is reported on the consolidated balance sheet as total consolidated assets, with a majority of these assets located in Canada.

EUPRAXIA PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025 and 2024
(Expressed in U.S. Dollars, except share amounts)

17.	SEGMENTED INFORMATION (continued)
The following table presents information about significant segment expenses and segment loss:

Year ended December 31,	2025	2024
Direct external research and development costs
EP-104IAR	$231,403	$2,945,435
EP-104GI	9,111,958	5,156,725
Pre-clinical	3,305,157	2,264,151
Salaries and benefits	8,932,979	7,274,742
Share based payments	8,756,107	3,223,464
Other Research and Development expenses	1,337,747	428,673
Other General and Administrative expenses	6,758,688	5,710,221

Total segment expenses	38,434,039	27,003,411
Reconciling items:
Interest income	1,412,516	1,159,943
Interest expense	—	(603,573)
Gain (loss) on sale of equipment	(2,562)	18,611
Foreign exchange gain (loss)	(1,562,476)	(159,214)
Convertible debt costs	—	(355,582)
Change in fair value of financial instruments	—	1,200,541
Tax expense	(19,091)	(1,804)

Net loss for the year	$(38,605,652)	$(25,744,489)

18.	FINANCIAL INSTRUMENTS
The Company’s financial instruments consist of cash, amounts receivable, accounts payable and accrued liabilities.
There were no changes to the Company’s risk exposures or management of risks during the year ended December 31, 2025. The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:
Credit risk
Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company believes it has no significant credit risk, as its cash and cash equivalents and short-term investments, being its primary exposure to credit risk, are held with a large Canadian bank. The Company’s maximum exposure to credit risk is the carrying value of these financial assets.
Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to the extent possible to meet liabilities when due. As at December 31, 2025, the Company had cash of $80,563,482 (2024 - $33,101,294) in addition to current liabilities of $5,628,005 (2024 - $3,103,386). Management is currently working on certain strategic alternatives including, but not limited to raising additional capital.

EUPRAXIA PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025 and 2024
(Expressed in U.S. Dollars, except share amounts)

18.	FINANCIAL INSTRUMENTS (continued)
Liquidity risk (continued)
There is no assurance, however, that any or all of these alternatives will materialize or that additional funding will be available, if and when needed.
Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and other price risk.
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate cash flow risk; and to the extent that the prevailing market interest rates differ from the interest rate on the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.
Currency risk
Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to currency risk due to its frequency of transactions in US dollars. The Company does not use derivatives to hedge against this risk, however, it does purchase US dollars to cover anticipated costs that will be denominated in US dollars.
At December 31, 2025, the Company held cash of $77,988,544 (2024 – $3,740,799) and had accounts payable and accrued liabilities of $942,201 (2024 – $376,541) denominated in US dollars which were translated to Canadian dollars at 1.3706 (2024 –
1. 4389
). The impact of a 10% change in the exchange rates would have an impact of approximately $7,704,614 (2024 – $336,426) on profit or loss. The Company held cash of $1,449,522 (2024 - $149,736), accounts payable and accrued liabilities of $779,455 (2024 - $120,361) and had $716,095 in amounts receivable (2024 - $258,074) denominated in Australian Dollars which were translated into Canadian Dollars at 0.9147 (2024 –
0. 8915
). The impact of a 10% change in the exchange rate would have an impact of approximately $92,509 (2024 - $17,810) on profit or loss. The Company also has cash in accounts payable in Euros. The impact of a 10% change in the exchanges of the Euro would have an immaterial effect on future cash flows.
Other price risk
Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk and foreign currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer or by factors affecting all similar financial instruments traded in the market. The Company is not exposed to significant price risk with respect to commodity or equity prices.

EUPRAXIA PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025 and 2024
(Expressed in U.S. Dollars, except share amounts)

18.	FINANCIAL INSTRUMENTS (continued)
Fair Value Measurement
The Company categorizes its financial instruments measured at fair value into one of three different levels depending on the observation of inputs used in the measurement.
Level 1: Fair value is based on unadjusted quoted prices for identical assets or liabilities in active markets
Level 2: Fair value is based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly
Level 3: Fair value is based on valuation techniques that require one or more significant unobservable inputs
The Company’s financial instruments consist of cash, amounts receivable, accounts payable and accrued liabilities. The carrying value of the Company’s financial instruments approximate their fair values due to their short-term maturities.
The following table summarizes information regarding the classification and carrying values of the Company’s financial instruments measured at amortized cost:

Financial assets/liabilities	December 31, 2025	December 31, 2024
Cash	$80,563,482	$33,101,294
Amounts receivable	$674,226	$228,872
Accounts payable and accrued liabilities	$5,549,553	$3,031,527

See Note 11(a) – Convertible Debt to see the movement in the SVB debt facility (there were no key inputs that affected the valuation since the balance was paid via cash during the year ended December 31, 2024).

19.	INTEREST EXPENSE
Interest expense is comprised of the following:

	December 31, 2025	December 31, 2024
Interest on SVB debt facility (Note 11(a))	$—	$601,637
Other interest and accretion	—	1,936

Total	$—	$603,573

EUPRAXIA PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025 and 2024
(Expressed in U.S. Dollars, except share amounts)

20.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS
The Company paid interest of $nil during the year ended December 31, 2025 (2024 - $393,637).
The Company received interest of $1,412,516 during the year ended December 31, 2025 (2024 - $1,159,943).
The Company had
non-cash
transactions for the year ended December 31, 2025:

•	Entered into a second lease extension for its Victoria, BC office space and recognized an additional $158,508 in right-of-use asset and lease liability (see Note 6 – ROU Asset).

•	Purchased $26,309 of lab equipment which were not paid until subsequent to December 31, 2025.

•	Compensated vendors with 45,000 restricted share units valued at $281,711 for services rendered.

•	Conversion of 550,000 preferred shares to common shares. Upon conversion, $1,966,898 was transferred from preferred share capital to common share capital.
The Company had the following
non-cash
transactions for the year ended December 31, 2024:

•	Entered into a lease extension for its Victoria, BC office space and recognized an additional $78,580 in right-of-use asset and lease liability (see Note 6 – ROU Asset).

21.	SUBSEQUENT EVENTS
On February 20, 2026 the Company successfully closed its public offering (the “Offering”) of 7,607,145 common shares of the Company which includes the full exercise of the option to purchase additional shares granted to the underwriters, at a price to the public of $7.00 per common share, and pre-funded
warrants to purchase up to 1,428,571 common shares in lieu thereof (the
“Pre-Funded
Warrants”) at a price of $6.99999 per
Pre-Funded
Warrant, which equals the public offering price per common share less the $
0.00001
per share exercise price of each
Pre-Funded
Warrant, for gross proceeds of approximately $63.2 million, before deducting the underwriting commissions and estimated expenses incurred in connection with the Offering.
On February 2, 2026, the Company entered into an agreement to lease premises at 2188 and 2198 Yukon Street in Vancouver, BC. for a term of five (5) years beginning March 1, 2026 with an option to renew by the Company for an additional five (5) years. The area at 2188 Yukon Street is 6,676 square feet and will be used as lab space while the area at 2198 Yukon Street measures 3,195 square feet and will be mainly used for office space. The total base rent will be CDN$320,497 for the first year with amounts
increasing approximately 2% every year. In addition, the Company shall also pay the annual costs attributable to, real estate taxes, operation and maintenance of the building, including insurance to the property and leased premises of CDN$
14.22 per square foot per year based on 2025 budget and subject to annual increase as provided in the Lease, and re-measurement
of the premises. Further, the Company shall also pay a management fee equivalent to 5% of the Basic Rent.
Subsequent to December 31, 2026 a total of
823,550
warrants with exercise price of CDN$11.20 were exercised for proceeds of $
6,758,283
(on exercise, $
663,760
was transferred from additional
paid-in
capital to share capital). The remaining
2,002,474
warrants that remained unexercised expired on March 9, 2026. In addition, a total of
1,113,279
warrants with exercise price of CDN$3.00 were exercised for proceeds of $
2,442,915
(on exercise, $
244,291
was transferred from additional
paid-in
capital to share capital).

The remaining
3,404,071
warrants expire April 20, 2026.